UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                       ---


                          OPINION RESEARCH CORPORATION
       -------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   683755 10 2
                         -------------------------------
                                 (CUSIP Number)

                       WOLF, BLOCK, SCHORR AND SOLIS COHEN
                         Twelfth Floor Packard Building
                             Philadelphia, PA 19102
                        Attention: David Gitlin, Esquire
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                         December 18, 1996 (See Item 4)
                -------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                                                              Page 1 of 39 pages

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                              SCHEDULE 13D / A
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CUSIP NO. 683755 10 2                                  Page 2 of 39 Pages
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DAVID GITLIN, TRUSTEE
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /  /
                                                                 (b) /X/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                             /  /
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6    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.
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7    SOLE VOTING POWER
      NUMBER OF
       SHARES            -0-
     BENEFICIALLY --------------------------------------------------------
      OWNED BY      8    SHARED VOTING POWER
        EACH                  250,830
     REPORTING    --------------------------------------------------------
       PERSON       9    SOLE DISPOSITIVE POWER
        WITH

                  --------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              250,830
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     250,830
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /  /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6%

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14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------


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

                              SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 683755 10 2                                  Page 4 of 39 Pages
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CLIFFORD D. SCHLESINGER, TRUSTEE
--------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /  /
                                                                 (b) /X/
--------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                             /  /
--------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------
                    7    SOLE VOTING POWER
      NUMBER OF
       SHARES            -0-
     BENEFICIALLY --------------------------------------------------------
      OWNED BY      8    SHARED VOTING POWER
        EACH                  225,300
     REPORTING    --------------------------------------------------------
       PERSON       9    SOLE DISPOSITIVE POWER
        WITH

                  --------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              225,300
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     225,300
--------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /  /
--------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%

-------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------


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                                SCHEDULE 13D / B

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CUSIP No. 683755 10 2                                  Page 6 of 39 Pages
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Item 1    Security and Issuer
------    -------------------

     This statement relates to the Common Stock, $0.01 par value ("Common Stock"), of Opinion Research Corporation ("ORC"), a Delaware corporation with its principal executive offices at 23 Orchard Road, Skillman, New Jersey 08558

Item 2    Identity and Background
------    -----------------------

This statement is being filed by

     A. David Gitlin ("Gitlin"), a U.S. citizen, whose business address is Twelfth Floor Packard Building, S.E. Corner 15th and Chestnut Streets, Philadelphia, Pennsylvania 19102-2678. Gitlin's present principal occupation is that of an attorney in the law firm of Wolf, Block, Schorr and Solis-Cohen, counsel for Michael R. Cooper and John F. Short, the Chairman and Vice- Chairman of ORC, respectively; and

     B. Clifford D. Schlessinger ("Schlessinger"), a U.S. citizen, whose business address is Twelfth Floor Packard Building, S.E. Corner 15th and Chestnut Streets, Philadelphia, Pennsylvania 19102-2678. Schlesinger's present principal occupation is that of an attorney in the law firm of Wolf, Block, Schorr and Solis-Cohen, counsel for Michael R. Cooper and John F. Short, the Chairman and Vice-Chairman of ORC, respectively.

     Within the last five years neither Gitlin, nor Schlesinger has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and neither Gitlin nor Schlesinger has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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                                  SCHEDULE 13D
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CUSIP No. 683755 10 2                                  Page 7 of 39 Pages
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Item 3.   Source and Amount of Funds or Other Consideration
------    -------------------------------------------------

     Not applicable

Item 4.   Purpose of Transaction
------    ----------------------

     (a) On December 18, 1996, Michael R. Cooper transferred 225,300 shares of Common Stock of ORC to a Trust for the benefit of his children. Gitlin and Schlesinger are the Trustees under such Trust.

     On December 31, 1996, John F. Short transferred 25, 530 shares of Common Stock of ORC to a Trust for the benefit of his children. Gitlin is a Trustee under such Trust.

     (b) Neither Gitlin nor Schlesinger has any present plans or proposals which relate to or would result in:

          (i) the acquisition by any person of additional securities of ORC, or the disposition of securities of ORC;

          (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ORC or any of its subsidiaries;

          (iii) a sale or transfer of a material amount of assets of ORC or any of its subsidiaries;

          (iv) any change in the present board of directors or management of ORC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (v) any material change in the present capitalization or dividend policy of ORC;

          (vi) any other material change in ORC's business or corporate structure;


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                                  SCHEDULE 13D
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CUSIP No. 683755 10 2                                  Page 8 of 39 Pages
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          (vii) any change in ORC's charter or bylaws or any other action which may impede the acquisition of control of ORC by any person;

          (viii) causing a class of securities of ORC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (ix) a class of equity securities of ORC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

          (x) any action similar to those enumerated in (i) - (ix) above.

Item 5.   Interest in Securities of the Issuer
------    ------------------------------------

     None

Item 6.   Contracts, Arrangements, Understandings and
------    -------------------------------------------
          Relationships with Respect to Securities of the
          -----------------------------------------------
          Issuer
          ------

     None.



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                                  SCHEDULE 13D
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CUSIP No. 683755 10 2                                  Page 9 of 39 Pages
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Item 7.   Material to be Filed as Exhibits
------    -----------------------------------------

Exhibit No.         Description of Exhibit             Page
-----------         -------------------------------    ----

Exhibit 1         The Michael R. Cooper                11
                  1996 Indenture of Trust


Exhibit 2         The John F. Short                    25
                  1996 Indenture of Trust




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                              SCHEDULE 13D
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CUSIP NO. 683755 10 2                                  Page 10 of 39 Pages
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                         S I G N A T U R E

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 1997.


                              By:/s/ David Gitlin
                                 ---------------------------
                                 David Gitlin



                              /s/ Clifford D. Schlesinger
                              ------------------------------
                              Clifford D. Schlesinger

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